Exhibit 99.1

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	Mar. 26,	Sept. 25,
	2011	2010
		(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$26	$68
Cash held in trust	6	6
Accounts receivable	197	209
Inventories (note 3)	309	255
Prepaid expenses	9	7
	547	545
Fixed assets	476	498
Other assets (note 4)	51	34
Future income taxes (note 10)	21	27
	$1,095	$1,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$3	$-
Operating bank loans (note 5)	2	1
Accounts payable and accrued charges	239	238
Interest payable	8	3
Current portion of long-term debt (note 5)	17	17
	269	259

Long-term debt (note 5)	258	271
Other long-term liabilities and credits (note 6)	208	209
Shareholders' equity:
Share capital (note 7)	570	570
Contributed surplus	5	5
Deficit	(215)	(210)
	360	365
	$1,095	$1,104

TEMBEC INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Quarters and six months ended March 26, 2011 and March 27, 2010
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Six months
	2011	2010	2011	2010
Sales	$452	$476	$874	$888
Freight and other deductions	62	56	119	105
Lumber duties and export taxes	4	3	7	5
Cost of sales	328	366	657	705
Selling, general and administrative	19	18	37	36
Share-based compensation (note 7)	6	1	10	1
Depreciation and amortization	11	15	23	30
Other items (note 8)	6	15	9	14
Operating earnings (loss)	16	2	12	(8)

Interest, foreign exchange and other (note 9)	9	13	22	26
Exchange gain on long-term debt	(5)	(11)	(11)	(27)
Earnings (loss) before income taxes and non-controlling interest	12	-	1	(7)

Income tax expense (note 10)	5	-	6	1
Non-controlling interest	-	-	-	1
Net earnings (loss) and comprehensive earnings (loss)	7	-	(5)	(9)

Deficit, beginning of period	(222)	(271)	(210)	(262)
Deficit, end of period	$(215)	$(271)	$(215)	$(271)
Basic and diluted earnings (loss) per share (note 7)	$0.07	$-	$(0.05)	$(0.09)

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 26, 2011 and March 27, 2010
(unaudited) (in millions of Canadian dollars)

	Quarters		Six months
	2011	2010	2011	2010
Cash flow from operating activities:
Net earnings (loss)	$7	$-	$(5)	$(9)
Adjustments for:
Depreciation and amortization	11	15	23	30
Unrealized foreign exchange and other	(2)	(1)	(1)	3
Exchange gain on long-term debt	(5)	(11)	(11)	(27)
Future income tax expense (note 10)	5	-	5	1
Other items (note 8)	-	11	-	10
Excess cash contributions over pension expense	(5)	(9)	(10)	(9)
Other	-	(1)	-	(1)
	11	4	1	(2)
Changes in non-cash working capital:
Accounts receivable	(28)	(30)	11	(12)
Inventories	(42)	(30)	(54)	(32)
Prepaid expenses	(3)	4	(2)	5
Accounts payable and accrued charges	30	31	7	12
	(43)	(25)	(38)	(27)
	(32)	(21)	(37)	(29)
Cash flows from investing activities:
Additions to fixed assets	(6)	(5)	(14)	(11)
Proceeds on land sales and other	-	3	-	5
Other	3	(1)	2	(2)
	(3)	(3)	(12)	(8)
Cash flows from financing activities:
Change in operating bank loans	(1)	(20)	1	(30)
Increase in long-term debt	1	7	1	7
Repayments of long-term debt	(1)	(1)	(3)	(4)
Change in other long-term liabilities	2	2	4	4
Other	(1)	-	1	-
	-	(12)	4	(23)
	(35)	(36)	(45)	(60)
Foreign exchange on cash and cash equivalents held in foreign currencies	2	(1)	-	(2)
Net decrease in cash and cash equivalents	(33)	(37)	(45)	(62)
Cash and cash equivalents, net of bank indebtedness, beginning of period	56	80	68	105
Cash and cash equivalents, net of bank indebtedness, end of period	$23	$43	$23	$43
Supplemental information:
Interest paid	$-	$8	$9	$17
Income taxes paid	$-	$-	$-	$-

TEMBEC INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 26, 2011 and March 27, 2010
(unaudited) (in millions of Canadian dollars)

	March 26, 2011
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$98	$176	$95	$83	$-	$452
Internal	26	1	7	-	2	36
	124	177	102	83	2	488
Earnings (loss) before the following:	(9)	44	1	9	(12)	33
Depreciation and amortization	3	4	3	1	-	11
Other items (note 8)	4	-	-	-	2	6
Operating earnings (loss)	(16)	40	(2)	8	(14)	16
Net fixed asset additions	1	3	1	1	-	6

	March 27, 2010
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$78	$234	$87	$77	$-	$476
Internal	22	1	7	-	1	31
	100	235	94	77	1	507
Earnings (loss) before the following:	(3)	35	9	(5)	(4)	32
Depreciation and amortization	4	8	2	1	-	15
Other items (note 8)	(1)	-	-	-	16	15
Operating earnings (loss)	(6)	27	7	(6)	(20)	2
Net fixed asset additions	1	3	-	1	-	5

TEMBEC INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 26, 2011 and March 27, 2010
(unaudited) (in millions of Canadian dollars)

	March 26, 2011
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$188	$321	$195	$170	$-	$874
Internal	49	4	14	-	3	70
	237	325	209	170	3	944
Earnings (loss) before the following:	(20)	63	8	13	(20)	44
Depreciation and amortization	7	9	5	2	-	23
Other items (note 8)	4	-	-	-	5	9
Operating earnings (loss)	(31)	54	3	11	(25)	12
Net fixed asset additions	3	8	1	2	-	14

	March 27, 2010
		Dissolving
	Forest	& Chemical	High-Yield		Corporate
	Products	Pulp	Pulp	Paper	& other	Consolidated
Sales:
External	$152	$438	$142	$156	$-	$888
Internal	43	8	14	-	3	68
	195	446	156	156	3	956
Earnings (loss) before the following:	(11)	50	13	(7)	(9)	36
Depreciation and amortization	8	15	5	2	-	30
Other items (note 8)	(2)	-	-	-	16	14
Operating earnings (loss)	(17)	35	8	(9)	(25)	(8)
Net fixed asset additions	3	5	1	2	-	11

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of chemical product sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Dissolving and Chemical Pulp segment consists primarily of manufacturing and marketing activities of dissolving and chemical pulps including the transformation and sale of resins and pulp by-products. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements. Comparative prior period segment information has been restated to conform with the new segment presentation.

2.	Significant accounting policies

These interim consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual consolidated financial statements. The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used.

3.	Inventories

	Mar. 26,	Sept. 25,
	2011	2010
Finished goods	$128	$111
Logs and wood chips	99	64
Supplies and materials	82	80
	$309	$255

The provision to adjust inventories to net realizable values relating to logs and finished goods was $3 million (Sept. 2010 - $4 million).

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

4.	Other assets

	Mar. 26,	Sept. 25,
	2011	2010
Loan receivable - Temlam	$23	$23
Assets held for sale (note 15)	13	-
Note receivable	-	2
Long-term loans to employees	2	2
Deferred pension costs	11	6
Other	2	1
	$51	$34

5.	Operating bank loans and long-term debt

Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at March 26, 2011, the amount available and unused, based on eligible receivables and inventories, was $174 million of which $35 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at March 26, 2011, the amount available was $29 million net of borrowings of $2 million.

Long-term debt

		Mar. 26,	Sept. 25,
	Maturity	2011	2010
Tembec Inc. - 6% unsecured notes	09/2012	$7	$9
Tembec Industries - US $255 million, 11.25% senior secured notes	12/2018	250	261
Tembec France	09/2020	21	21
Kirkland Lake Engineered Wood Products Inc.	Various	8	8
Other	Various	2	2
		288	301
Less current portion		17	17
Less unamortized financing costs		13	13
		$258	$271

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes (the “Notes”) due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under the previous US $300 million term loan facility, to pay prepayment premiums in connection therewith and to pay fees and expenses related to the offering.

The Company entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC new notes having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Other long-term liabilities and credits

	Mar. 26,	Sept. 25,
	2011	2010
Accrued benefit liability - pension benefit plans	$125	$130
Accrued benefit liability - other benefit plans	58	57
Reforestation - BC operations	12	9
Environmental and other asset retirement obligations	4	4
Other	9	9
	$208	$209

7.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A Preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume- weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control.

a)	Common shares and warrants issued

	Mar. 26,	Sept. 25,
	2011	2010
Issued and fully paid:
100,000,000 common shares	$564	$564
11,093,943 warrants	6	6
	$570	$570

b)	Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Quarters		Six months
	2011	2010	2011	2010
Net earnings (loss)	$7	$-	$(5)	$(9)
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees stock options and warrants	-	-	-	-
Weighted averaged number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted earnings (loss) per share	$0.07	$-	$(0.05)	$(0.09)

The warrants and the employees stock options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Share capital (continued)

c)	Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

	March 26, 2011
	Shares	Weighted average
		exercise price
Balance, beginning of fiscal year	161,123	$89.01
Options cancelled	2,858	172.59
Balance, end of December 2010	158,265	$87.50
Options cancelled	1,437	147.89
Balance, end of March 2011	156,828	$86.94

Of the total 4,295 options cancelled, 3,236 expired and 1,059 were forfeited.

The following table summarizes the details of share-based compensation expenses relating to its different plans:

	Quarters		Six months
	2011	2010	2011	2010
Performance-conditioned restricted share unit plan	$4	$-	$7	$-
Directors' share award plan	2	1	3	1
	$6	$1	$10	$1

On November 17, 2010, under the directors’ share award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSUs), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

8.	Other items

2011

During the March 2011 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. For the six-month period ended March 26, 2011, these charges amount to $5 million.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec sawmill. The facility had been idled since October 2009. The Company recorded a charge of $3 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia planer mill operation. The mill has been indefinitely idled since November 2007.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Other items (continued)

2010

As a result of an order issued by the Ontario Ministry of the Environment, the Company has had to undertake the removal of black liquor from storage tanks and pipelines of the bankrupt Marathon, Ontario pulp facility. Costs for the March 2010 quarter amounted to $4 million.

In April 2009, the Company sold the St. Francisville, Louisiana, coated paper mill facility and related equipment to West Feliciana Acquisition, LLC (WFA). The paper mill had been idle since July 2007. A portion of the consideration received by the Company included two US $5 million interest bearing notes. Principal payments on the notes were due on various dates beginning in March 2011 and ending in March 2016. On January 17, 2010, WFA filed for relief under Chapter 11 of the U.S. Bankruptcy Code. It was unlikely that the Company would recover any portion of the interest- bearing notes and, as a result, a charge of $12 million relating to this investment was recorded.

During the March 2010 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

During the December 2009 quarter, the Company completed the sale of a number of land properties and recorded a gain of $1 million.

9.	Interest, foreign exchange, and other

	Quarters		Six months
	2011	2010	2011	2010
Interest on long-term debt	$8	$7	$16	$14
Interest on short-term debt	-	1	-	2
	8	8	16	16
Exchange loss (gain) on conversion of integrated foreign subsidiaries	(3)	(1)	(1)	1
Other foreign exchange items	1	5	4	8
Fees - new revolving working capital facility	2	-	2	-
Bank charges and other financing income and expenses	1	1	1	1
	1	5	6	10
	$9	$13	$22	$26

Foreign exchange items included in the financial statements are as follows:

	Quarters		Six months
	2011	2010	2011	2010
Exchange gain on long-term debt	$(5)	$(11)	$(11)	$(27)
Exchange loss (gain) on conversion of integrated foreign subsidiaries	(3)	(1)	(1)	1
Other foreign exchange items	1	5	4	8
	$(7)	$(7)	$(8)	$(18)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Income taxes

	Quarters		Six months
	2011	2010	2011	2010
Earnings (loss) before income taxes and non-controlling interest	$12	$-	$1	$(7)
Income tax expense (recovery) based on combined federal and provincial income tax rates of 27.8% (2010 - 29.8%)	$3	$-	$-	$(2)
Increase (decrease) resulting from:
Future income tax adjustment due to rate enactments	-	-	-	2
Change in valuation allowance	1	-	5	5
Difference in statutory income tax rate	1	2	2	2
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	-	(1)	(1)	(3)
Non-deductible (taxable) exchange gain on conversion of integrated foreign subsidiaries	(1)	(4)	(1)	(8)
Other permanent differences	1	3	1	5
	2	-	6	3
Income tax expense (recovery)	$5	$-	$6	$1
Income taxes:
Current	$-	$-	$1	$-
Future	5	-	5	1
Income tax expense (recovery)	$5	$-	$6	$1

11.	Employee future benefits

The following table presents the Company’s employee future benefit costs:

	Quarters		Six months
	2011	2010	2011	2010
Defined benefit pension plans	$3	$4	$6	$9
Other employee future benefit plans	1	1	2	2
Defined contribution and other retirement plans	2	2	5	4
	$6	$7	$13	$15

12.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, accounts receivable, bank indebtedness, operating bank loans, accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

The carrying value and the fair value of long-term debt were as follows:

	Mar. 26,	Sept. 25,
	2011	2010
Carrying value	$275	$288
Fair value	$288	$301

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Mar. 26,	Sept. 25,
	2011	2010
Loans and receivables	$222	$236
Cash, cash equivalents and cash held in trust	$32	$74

Liquidity risk

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves totalled $197 million at March 26, 2011. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years
Secured bank loans	$258	$480	$15	$15	$30	$90	$330
Unsecured loans	30	33	5	4	8	12	4
Bank indebtedness	3	3	3	-	-	-	-
Operating bank loans	2	2	2	-	-	-	-
Trade and others	247	247	247	-	-	-	-
	$540	$765	$272	$19	$38	$102	$334

13.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness/operating lines) less cash, cash equivalents, and cash held in trust. Total capitalization includes net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company as at March 26, 2011 and September 25, 2010, was at 31% and 28%, respectively.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information

The following condensed consolidating financial information has been included in these consolidated financial statements in compliance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The Subsidiary Issuer and the Guarantor Subsidiaries entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC new notes (the “Exchange Notes”) having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011. The Parent Company, the Subsidiary Issuer, and the Guarantor Subsidiaries must maintain their registration with the SEC throughout the life of the Exchange Notes. If the Subsidiary Issuer and the Guarantor Subsidiaries fail to satisfy their obligations under the registration rights agreement, they will be required to pay additional interest to the holders of the Notes of a maximum annual amount of US $2.5 million, under certain circumstances.

The Notes are also subject to customary covenants, which may restrict the Parent Company’s ability to, among other things, pay dividends and make other restricted payments as defined in the Indenture dated August 17, 2010.

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at March 26, 2011, September 25, 2010 and March 27, 2010, and the statements of operations and cash flows for the six months ended March 26, 2011 and March 27, 2010, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with Canadian GAAP, reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP

	March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$2	$1	$(3)	$26	$-	$26
Cash held in trust	-	-	-	6	-	6
Accounts receivable	35	285	154	52	(329)	197
Inventories	-	-	287	22	-	309
Prepaid expenses	-	2	6	1	-	9
	37	288	444	107	(329)	547
Investments	331	626	-	-	(957)	-
Fixed assets	-	5	379	92	-	476
Other assets	-	27	23	1	-	51
Future income taxes	1	(1)	-	21	-	21
	$369	$945	$846	$221	$(1,286)	$1,095

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$3	$-	$-	$3
Operating bank loans	-	-	-	2	-	2
Accounts payable and accrued charges	-	190	311	75	(329)	247
Current portion of long-term debt	5	-	-	12	-	17
	5	190	314	89	(329)	269
Long-term debt	4	237	-	23	(6)	258
Other long-term liabilities and credits	-	130	52	26	-	208
Future income taxes	-	57	(55)	(2)	-	-

Shareholders' equity:
Share capital	570	555	668	42	(1,265)	570
Contributed surplus	5	5	-	5	(10)	5
Deficit	(215)	(229)	(133)	38	324	(215)
	360	331	535	85	(951)	360
	$369	$945	$846	$221	$(1,286)	$1,095

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP (continued)

	September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$24	$43	$-	$68
Cash held in trust	-	-	-	6	-	6
Accounts receivable	38	350	175	41	(395)	209
Inventories	-	-	231	24	-	255
Prepaid expenses	-	1	5	1	-	7
	38	352	435	115	(395)	545
Investments	337	565	-	-	(902)	-
Fixed assets	-	5	404	89	-	498
Other assets	-	27	6	1	-	34
Future income taxes	1	-	-	26	-	27
	$376	$949	$845	$231	$(1,297)	$1,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$-	$-	$-	$-
Operating bank loans	-	-	-	1	-	1
Accounts payable and accrued charges	-	173	305	157	(394)	241
Current portion of long-term debt	5	-	-	12	-	17
	5	173	305	170	(394)	259
Long-term debt	6	248	-	23	(6)	271
Other long-term liabilities and credits	-	133	48	28	-	209
Future income taxes	-	54	(53)	(1)	-	-

Shareholders' equity:
Share capital	570	551	669	(27)	(1,193)	570
Contributed surplus	5	5	-	5	(10)	5
Deficit	(210)	(215)	(124)	33	306	(210)
	365	341	545	11	(897)	365
	$376	$949	$845	$231	$(1,297)	$1,104

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated balance sheets under Canadian GAAP (continued)

	March 27, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$2	$15	$26	$-	$43
Cash held in trust	-	-	-	-	-	-
Accounts receivable	40	415	136	124	(461)	254
Inventories	-	-	293	51	-	344
Prepaid expenses	-	1	5	2	-	8
	40	418	449	203	(461)	649
Investments	276	486	-	-	(762)	-
Fixed assets	-	5	417	183	-	605
Other assets	-	26	4	1	-	31
Future income taxes	-	-	-	-	-	-
	$316	$935	$870	$387	$(1,223)	$1,285

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$-	$-	$-	$-
Operating bank loans	-	-	66	22	-	88
Accounts payable and accrued charges	-	141	284	302	(460)	267
Current portion of long-term debt	5	-	-	14	-	19
	5	141	350	338	(460)	374
Long-term debt	7	308	-	50	(6)	359
Other long-term liabilities and credits	-	154	52	41	-	247
Future income taxes	-	46	(46)	1	-	1

Shareholders' equity:
Share capital	570	551	668	(24)	(1,195)	570
Contributed surplus	5	5	-	5	(10)	5
Deficit	(271)	(270)	(154)	(24)	448	(271)
	304	286	514	(43)	(757)	304
	$316	$935	$870	$387	$(1,223)	$1,285

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated statements of operations and deficit under Canadian GAAP

	Six months ended March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$2	$769	$113	$(10)	$874
Freight and other deductions	-	-	114	9	(4)	119
Lumber duties and export taxes	-	-	7	-	-	7
Cost of sales	-	-	585	78	(6)	657
Selling, general and administrative	(1)	6	29	3	-	37
Share-based compensation	-	10	-	-	-	10
Depreciation and amortization	-	-	20	3	-	23
Other items	(9)	2	7	9	-	9
Operating earnings (loss)	10	(16)	7	11	-	12

Interest, foreign exchange and other	-	3	19	-	-	22
Exchange loss (gain) on long-term debt	-	(11)	-	-	-	(11)
Earnings (loss) before income taxes and non-controlling interest	10	(8)	(12)	11	-	1
Income tax expense (recovery)	-	3	(3)	6	-	6
Share of results of significantly influenced companies	15	3	-	-	(18)	-
Non-controlling interest	-	-	-	-	-	-
Net earnings (loss) and comprehensive earnings (loss)	(5)	(14)	(9)	5	18	(5)

Deficit, beginning of period	(210)	(215)	(124)	33	306	(210)

Deficit, end of period	$(215)	$(229)	$(133)	$38	$324	$(215)

Basic and diluted loss per share						$(0.05)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued)

Condensed consolidated statements of operations and deficit under Canadian GAAP (continued)

	Six months ended March 27, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Sales	$-	$-	$640	$256	$(8)	$888
Freight and other deductions	-	-	91	17	(3)	105
Lumber duties and export taxes	-	-	5	-	-	5
Cost of sales	-	-	507	203	(5)	705
Selling, general and administrative	-	(1)	29	8	-	36
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	21	9	-	30
Other items	-	15	(2)	1	-	14
Operating earnings (loss)	-	(15)	(11)	18	-	(8)

Interest, foreign exchange and other	-	26	18	(18)	-	26
Exchange loss (gain) on long-term debt	-	(19)	-	(8)	-	(27)
Earnings (loss) before income taxes and non-controlling interest	-	(22)	(29)	44	-	(7)
Income tax expense (recovery)	-	8	(8)	1	-	1
Share of results of significantly influenced companies	9	(20)	-	-	11	-
Non-controlling interest	-	-	-	1	-	1
Net earnings (loss) and comprehensive earnings (loss)	(9)	(10)	(21)	42	(11)	(9)

Deficit, beginning of period	(262)	(260)	(133)	(66)	459	(262)

Deficit, end of period	$(271)	$(270)	$(154)	$(24)	$448	$(271)

Basic and diluted loss per share						$(0.09)

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued) Condensed consolidated statements of cash flows under Canadian GAAP

	Six months ended March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(5)	$(14)	$(9)	$5	$18	$(5)
Adjustments for:
Depreciation and amortization	-	-	20	3	-	23
Unrealized foreign exchange and others	-	-	-	(1)	-	(1)
Exchange loss (gain) on long-term debt	-	(11)	-	-	-	(11)
Future income tax expense (recovery)	-	3	(3)	5	-	5
Other items	-	-	-	-	-	-
Excess cash contributions over pension expense	-	(3)	(5)	(2)	-	(10)
Share of results of significantly influenced companies	15	3	-	-	(18)	-
Other	-	-	1	(1)	-	-
	10	(22)	4	9	-	1
Changes in non-cash working capital:
Accounts receivables	1	23	21	(34)	-	11
Inventories	-	-	(56)	2	-	(54)
Prepaid expenses	-	(1)	(1)	-	-	(2)
Accounts payable and accrued charges	-	(5)	5	7	-	7
	1	17	(31)	(25)	-	(38)
	11	(5)	(27)	(16)	-	(37)
Cash flows from investing activities:
Additions to fixed assets	-	-	(8)	(6)	-	(14)
Proceeds on land sales and other	-	-	-	-	-	-
Change in investments	(9)	4	-	5	-	-
Other	-	-	2	-	-	2
	(9)	4	(6)	(1)	-	(12)
Cash flows from financing activities:
Change in operating bank loans	-	-	-	1	-	1
Increase in long-term debt	-	-	-	1	-	1
Repayments of long-term debt	-	-	-	(3)	-	(3)
Change in other long-term liabilities	-	-	3	1	-	4
Other	-	1	-	-	-	1
	-	1	3	-	-	4
	2	-	(30)	(17)	-	(45)
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	2	-	(30)	(17)	-	(45)
Cash and cash equivalents, net of bank indebtedness, beginning of period	-	1	24	43	-	68
Cash and cash equivalents, net of bank indebtedness, end of period	$2	$1	$(6)	$26	$-	$23

Supplemental information:
Interest paid						$9
Income tax paid						$-

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Supplemental condensed consolidating financial information (continued)

Condensed consolidated statements of cash flows under Canadian GAAP (continued)

	Six months ended March 27, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(9)	$(10)	$(21)	$42	$(11)	$(9)
Adjustments for:
Depreciation and amortization	-	-	21	9	-	30
Unrealized foreign exchange and others	-	-	-	3	-	3
Exchange loss (gain) on long-term debt	-	(19)	-	(8)	-	(27)
Future income tax expense (recovery)	-	8	(8)	1	-	1
Other items	-	11	-	(1)	-	10
Excess cash contributions over pension expense	-	(4)	(1)	(4)	-	(9)
Share of results of significanlty influenced companies	9	(20)	-	-	11	-
Other	-	-	(2)	1	-	(1)
	-	(34)	(11)	43	-	(2)
Changes in non-cash working capital:
Accounts receivables	2	19	1	(34)	-	(12)
Inventories	-	-	(37)	5	-	(32)
Prepaid expenses	-	-	5	-	-	5
Accounts payable and accrued charges	(1)	-	8	5	-	12
	1	19	(23)	(24)	-	(27)
	1	(15)	(34)	19	-	(29)
Cash flows from investing activities:
Additions to fixed assets	-	-	(8)	(3)	-	(11)
Proceeds on land sales and other	-	3	2	-	-	5
Change in investments	-	-	2	-	-	2
Other	1	-	-	(5)	-	(4)
	1	3	(4)	(8)	-	(8)
Cash flows from financing activities:
Change in operating bank loans	-	-	(31)	1	-	(30)
Increase in long-term debt	-	-	-	7	-	7
Repayments of long-term debt	(2)	-	-	(2)	-	(4)
Change in other long-term liabilities	-	-	3	1	-	4
Other	-	-	(2)	2	-	-
	(2)	-	(30)	9	-	(23)
	-	(12)	(68)	20	-	(60)
Foreign exchange on cash and cash equivalents held in foreign currencies	-	-	-	(2)	-	(2)
Net increase (decrease) in cash and cash equivalents	-	(12)	(68)	18	-	(62)
Cash and cash equivalents, net of bank indebtedness, beginning of period	-	14	83	8	-	105
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$2	$15	$26	$-	$43

Supplemental information:
Interest paid						$17
Income tax paid						$-

TEMBEC INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Subsequent events

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash. As a result of the sale, the Company will record a gain of $3 million in its June 2011 quarterly financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company will record a gain of $9 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 quarterly financial results.

16.	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.